Exhibit 4.2
DESCRIPTION OF REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following description of the capital stock of Earthstone Energy, Inc. (the “Company,” “we,” “us” or “our”) is based upon the Company’s third amended and restated certificate of incorporation (“Certificate of Incorporation”), the Company’s amended and restated bylaws, as amended (“Bylaws”), and applicable provisions of law. We have summarized certain portions of the Certificate of Incorporation and the Bylaws below. The summary is not complete and is subject to, and is qualified in its entirety by express reference to, the provisions of applicable law and to the Certificate of Incorporation and the Bylaws.

Authorized Capital Stock

Under the Certificate of Incorporation, the Company’s authorized capital stock consists of 200,000,000 shares of Class A common stock, $0.001 par value per share (the “Class A Common Stock”), 50,000,000 shares of Class B common stock, $0.001 par value per share (the “Class B Common Stock” and together with the Class A Common Stock, the “common stock”), and 20,000,000 shares of preferred stock, $0.001 par value per share (the “Preferred Stock”).

Class A Common Stock

Voting Rights. Holders of shares of Class A Common Stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. The holders of shares of Class A Common Stock do not have cumulative voting rights in the election of directors.

Dividend Rights. Holders of shares of Class A Common Stock are entitled to ratably receive dividends when and if declared by our Board of Directors out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding shares of Preferred Stock.

Liquidation Rights. Upon the Company’s liquidation, dissolution, distribution of assets or other winding up, the holders of shares of Class A Common Stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of the outstanding shares of Preferred Stock.

Other Matters. The shares of Class A Common Stock have no preemptive or conversion rights and are not subject to further calls or assessment by the Company. There are no redemption or sinking fund provisions applicable to the Class A Common Stock. All outstanding shares of Class A Common Stock are fully paid and non-assessable.

Class B Common Stock

Voting Rights. Holders of shares of Class B Common Stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. Holders of shares of Class A Common Stock and Class B Common Stock vote together as a single class on all matters presented to the stockholders for their vote or approval, except with respect to the amendment of certain provisions of the Certificate of Incorporation that would alter or change the powers, preferences or special rights of the Class B Common Stock so as to affect them adversely, which amendments must be adopted by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class, or as otherwise required by applicable law.

Dividend and Liquidation Rights. Holders of Class B Common Stock do not have any right to receive dividends or distributions of assets upon dissolution or liquidation of the Company.

Exchange Right. Each holder of shares of Class B Common Stock holds an equal number of membership units (“EEH Units”) of Earthstone Energy Holdings, LLC (“EEH”). In accordance with the terms of the First Amended and Restated Limited Liability Company Agreement of EEH, each holder of EEH Units (each, an “EEH Unitholder”) generally has the right to exchange his, her or its EEH Units, together with a corresponding number of shares of Class B Common Stock, for shares of Class A Common Stock at an exchange ratio of one share of Class A Common Stock for each EEH Unit (and a corresponding share of Class B Common Stock) exchanged (subject to conversion rate adjustments for stock splits, stock dividends and reclassifications) or, if the Company or EEH so elects, cash. As EEH Unitholders exchange their EEH Units and Class B Common Stock for Class A Common Stock, the Company’s interest in EEH will correspondingly increase.

Anti-Takeover Provisions

Certificate of Incorporation and Bylaws

Certain provisions in our Certificate of Incorporation and Bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter, or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Our Certificate of Incorporation and Bylaws contain provisions that (unless, as a general matter, a Preferred Stock designation provides otherwise for that series of Preferred Stock):

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permit us to issue, without any further vote or action by our stockholders, shares of Preferred Stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of the series, and the preferences and relative, participating, optional, and other special rights, if any, and any qualification, limitations or restrictions of the shares of such series;

•	require special meetings of our stockholders to be called by an officer of the Company upon the written request of a majority of our Board of Directors; and

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our Board of Directors be classified into three classes: Class I, Class II, and Class III, each class having a three-year term of office. Under the Delaware General Corporation Law (the “DGCL”), stockholders of a corporation with a classified board of directors may only remove a director “for cause” unless the certificate of incorporation provides otherwise. Our Certificate of Incorporation does not so provide and, accordingly, stockholders may only remove a director “for cause.” The likely effect of the classification of the board of directors is an increase in the time required for the stockholders to change the composition of the board of directors. For example, because only approximately one-third of the directors may be replaced by stockholder vote at each annual meeting of stockholders, stockholders seeking to replace a majority of the members of our Board of Directors will need at least two annual meetings of stockholders to effect this change.

Delaware Law

We are subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in the manner, summarized below. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

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before the stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

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upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

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at or after the time the stockholder became an interested stockholder, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 of the DGCL may have an anti-takeover effect with respect to transactions our Board of Directors does not approve in advance and it may also discourage attempts that might result in a premium over the market price for our shares of Class A Common Stock held by stockholders.

These provisions of Delaware law and our Certificate of Incorporation could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our Class A Common Stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interest.

The provisions of Section 203 of the DGCL do not apply to a corporation if, subject to certain requirements, the certificate of incorporation or bylaws of the corporation contain a provision expressly electing not to be governed by the provisions of the statute or the corporation does not have voting stock listed on a national securities exchange or held of record by more than 2,000 stockholders.

Because our Certificate of Incorporation and Bylaws do not include any provision to “opt-out” of Section 203 of the DGCL, the statute will apply to business combinations involving us.

Listing

Our Class A Common Stock is listed on the NYSE under the symbol “ESTE.”